EXHIBIT 12.1

Statement of Computation of Ratio of Earnings to Fixed Charges

(UNAUDITED)

Atlas Pipeline Partners, L.P.

(amounts in thousands except ratios)

Three months ended March 31, 2008
Earnings:
Loss before income tax expense (1)	$(45,820)
Fixed charges	21,060
Interest capitalized	(1,989)
Amortization of previously capitalized interest	51

Total	$(26,698)

Fixed Charges:
Interest cost and debt expense	20,381
Interest allocable to rental expense (2)	679

Total	$21,060

Ratio of Earnings to Fixed Charges	— (3)

(1)	Includes a non-cash loss recognized on derivatives of $76.9 million for the three months ended March 31, 2008.
(2)	Represents one-third of the total operating lease rental expense which is that portion deemed to be interest.
(3)	Due to the Partnership’s loss for the three months ended March 31, 2008, its earnings were insufficient to cover its fixed charges by $47.8 million.